UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CRUCELL N.V.
(Name of Subject Company (Issuer))

JJC ACQUISITION COMPANY B.V.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Parent of Offeror)
(Names of Filing Persons)

ORDINARY SHARES, €0.24 NOMINAL VALUE,
and AMERICAN DEPOSITARY SHARES,
EACH OF WHICH REPRESENTS ONE ORDINARY SHARE
(Title of Class of Securities)

N23473106 (Ordinary Shares)
228769105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$2,478,045,411.39	$176,684.64

(1)
Estimated for purposes of calculating the amount of the filing fee only.  This amount is based on the value of the total number of Crucell N.V. ordinary shares, nominal value €0.24 per share, and Crucell N.V. American depositary shares, each of which represents one Crucell N.V. ordinary share, to be acquired by JJC Acquisition Company B.V. upon consummation of the offer if all such Crucell N.V. ordinary shares and American depositary shares are acquired in the offer and based on the offer price of €24.75 and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on November 5, 2010, which was $1.4205 per €1.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2011, issued September 29, 2010, by multiplying the transaction value by 0.00007130.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION.  THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL CRUCELL N.V.’S ORDINARY SHARES (INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.  AT THE TIME THE OFFER IS COMMENCED, JOHNSON & JOHNSON WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND MAKE THE FINAL OFFER DOCUMENT APPROVED BY THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (THE “AFM”) PUBLICLY AVAILABLE.  CRUCELL N.V.’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC AND THE FINAL OFFER DOCUMENT APPROVED BY THE AFM BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT CRUCELL N.V.’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW).  THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF JOHNSON & JOHNSON’S FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO JOHNSON & JOHNSON AT JOHNSON & JOHNSON, ONE JOHNSON & JOHNSON PLAZA, NEW BRUNSWICK, NJ 08933, U.S.A., ATTN: CORPORATE SECRETARY’S OFFICE.  COPIES OF THE FINAL OFFER DOCUMENT APPROVED BY THE AFM WILL BE AVAILABLE AT THE OFFICES OF CRUCELL N.V. AT ARCHIMEDESWEG 4-6, 2333 CN LEIDEN, THE NETHERLANDS, AT THE OFFICES OF THE DUTCH SETTLEMENT AGENT, ING BANK N.V., BIJLMERDREEF 888, 1102 MG AMSTERDAM, THE NETHERLANDS AND ON THE WEBSITE OF CRUCELL N.V. (WWW.CRUCELL.COM).

Explanatory Note

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands (the “Offeror”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the third party tender offer by the Offeror to purchase all of the issued and outstanding ordinary shares, nominal value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and all of the outstanding American depositary shares of the Company (“ADSs”), each of which represents one Ordinary Share, upon the terms and subject to the conditions and restrictions set forth in the offer document dated [●] [●], 2010 (the “Offer Document”) and in the related ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer Document.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Offer Document entitled “Questions and Answers About the Offer and Granting Proxies” is incorporated herein by reference.

Item 2.  Subject Company Information.

The information set forth in the Section 9.1, Section 9.6 and Section 9.8 of the Offer Document is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

This Schedule TO is filed by Offeror and Parent. The information set forth in Section 10 of the Offer Document is incorporated herein by reference.

Item 4.  Terms of the Transaction.

The information set forth in Section 5.2, Section 5.3, Section 5.8, Section 6.1, Section 6.2, Section 6.3, Section 6.4, Section 6.7, Section 6.8, Section 7.14 and Section 12 of the Offer Document is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 7.1, Section 7.25 and Section 7.26 of the Offer Document is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

The information set forth in the Section 7.1, Section 7.3, Section 7.14, Section 7.15, Section 7.16, Section 7.17, Section 7.19 and Section 7.20 of the Offer Document is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

The information set forth in Section 6.2 and Section 7.4 of the Offer Document is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in Section 2 under the heading entitled “Certain Information Relating to Johnson & Johnson and the Offeror”, Section 7.7, Section 7.9, Section 7.11 and Section 9.10 of the Offer Document is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 2 under the heading entitled “Settlement Agents, Proxy Solicitor and Financial Advisers” of the Offer Document is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a) The information set forth in Section 7.9, Section 7.12, Section 7.17, Section 7.25.15 and Section 7.26 of the Offer Document is incorporated herein by reference.

(b) The information set forth in Section 6, Section 7, Section 8, Section 10 and Section 12 of the Offer Document is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer Document dated [●], 2010.
(a)(1)(B)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Form of summary newspaper advertisement dated [●], 2010.
(a)(5)(B)
Joint Press Release issued by Johnson & Johnson and Crucell N.V. on September 17, 2010, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(a)(5)(C)	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 6, 2010, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on October 6, 2010.
(a)(5)(D)	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 29, 2010, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on October 29, 2010.
(a)(5)(E)*	Press Release issued by Johnson & Johnson on [●], 2010.
(b)	Not applicable.
(d)(1)
Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009,  incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(2)
Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(3)
Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(4)
Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of October 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(5)
Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V., incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(g)	Not applicable.
(h)	Not applicable.

* To be filed by amendment.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JJC Acquisition
Company B.V.

Date: November 12, 2010	By:	/s/ Peter Van Laeken
	Name:	Peter Van Laeken
	Title:	Director

Johnson & Johnson

By:	/s/ Douglas Chia
Name:	Douglas Chia
Title:	Secretary

Signature Page to Schedule TO

Exhibit Index

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer Document dated [●], 2010.
(a)(1)(B)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Form of summary newspaper advertisement dated [●], 2010.
(a)(5)(B)
Joint Press Release issued by Johnson & Johnson and Crucell N.V. on September 17, 2010, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(a)(5)(C)	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 6, 2010, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on October 6, 2010.
(a)(5)(D)	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 29, 2010, incorporated herein by reference to the Schedule TO filed by Johnson & Johnson on October 29, 2010.
(a)(5)(E)*	Press Release issued by Johnson & Johnson on [●], 2010.
(b)	Not applicable.
(d)(1)
Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(2)
Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(3)
Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(4)
Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of October 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(5)
Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V., incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(g)	Not applicable.
(h)	Not applicable.

* To be filed by amendment.